

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2014

Via E-mail
Mr. Remo Canessa
Chief Financial Officer
Infoblox Inc.
3111 Coronado Drive
Santa Clara, CA 95054

      Re: Infoblox Inc.
              Form 10-K for the Fiscal Year Ended July 31, 2013
              Filed September 20, 2013
              File No. 001-35507

Dear Mr. Canessa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 42

1.   We note you disclose that end customers typically purchase maintenance and support in conjunction with purchases of your products and generally renew their maintenance and support contracts upon expiration. We further note that in previous filings you quantified your cumulative renewal rates. Please tell us what the cumulative renewal rate was as of July 31, 2013 and why you did not include it in your disclosure. Also, tell us your consideration for including the cumulative renewal rate in future filings.

Item 15. Exhibits, Financial Statement Schedules

2.   You do not appear to have filed as exhibits your contracts with Flextronics Telecom Systems, Ltd., to which you outsource the manufacturing of a substantial majority of your products. Please provide us with a detailed analysis as to whether you should file your agreements with Flextronics as exhibits and describe the material terms of those agreements in your disclosure. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief